SEWARD & KISSEL LLP
1200 G Street, N.W.
Washington, DC 20005

Telephone: (202) 737-8833
Facsimile: (202) 737-5184
www.sewkis.com

January 23, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the “Company”)
File Nos.: 333-88517 and 811-09607

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), the Company hereby submits Post-Effective Amendment No. 15 to the Company’s Registration Statement for the purpose of making material changes to its investment policies to allow the Company to invest in fixed-income securities without limit.

Except for the changes described above, no other material changes were made to the Company’s Registration Statement.  Please note that the Prospectus and SAI of the Company were last fully reviewed by the Staff as part of its review of Post-Effective Amendment No. 13 filed pursuant to Rule 485(a)(1) on May 23, 2008.  Therefore, pursuant to Release No. IC-13768, the Company requests that this Post-Effective Amendment be afforded limited and expedited review.

The Company intends to change its transfer agent in March 2009.  The Company also intends to file a subsequent Post-Effective Amendment to its Registration Statement to incorporate information relating to that change and to update the annual financial information for the Company. To limit its costs in connection with the change and the printing of the updated Prospectus, the Company intends to request acceleration of the effective date of the subsequent Post-Effective Amendment to March 16, 2009.

At your convenience, please inform us of the staff member who will review the filing so that we may send courtesy copies of the redlined Prospectus and SAI from this Post-Effective Amendment for review.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (202) 737-8833.

Sincerely,

/s/Paul M. Miller
Paul M. Miller, Esq.
Seward & Kissel LLP

Enclosures